

Mail Stop 3628

November 21, 2008

By Facsimile (213.892.4733) and U.S. Mail

Kenneth Baronsky, Esq.
Milbank, Tweed, Hadley & McCloy LLP
S. Figueroa Street, 30th Floor
Los Angeles, California 90017

Re: **Grubb & Ellis Company**
 Definitive Additional Materials
 Filed November 19 and 20, 2008 by Anthony W. Thompson, Harold A. Ellis, Jr.
 and Stuart A. Tanz
 File No. 001-08122

Dear Mr. Baronsky:

 We have reviewed the above filings and have the following comments.

General

1. For each of the bullet point assertions under the heading "The Board's Record Speaks for Itself," please provide support supplementally, with a view to additional disclosure.

2. Supplementally provide copies of the third-party materials cited as sources in the letter to shareholders.

The Path Forward

3. Explain the impact of each of the filing persons' planned changes for the Company if their nominees are elected. For example, the nominees intend to advocate for the declassification of the Company's Board. How would this impact shareholders? Similarly, would the filing persons' plan to require all Company directors to be paid exclusively in stock dilute the ownership interest of existing shareholders?

The Board's Record Speaks for Itself

4. Identify the "industry peers" whom the filing persons allege that the Company has underperformed. See our comment above regarding the need to provide supplemental support for this statement.

5.   According to the Company, Mr. Thompson formed a company that is a direct competitor. If Mr. Thompson is elected as a director of the Company, please explain the impact on shareholders of Mr. Thompson operating a competitor. If such a company is not a competitor, please advise.

*   *   *

Please direct any questions to me at (202) 551-3444 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions